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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              IRVING CAPITAL, CORP.
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                                 (Name of Issuer)


                                   COMMON STOCK
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                         (Title of Class of Securities)

                                       NONE
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                                  (CUSIP Number)

                           MR. LEE A. BALAK, PRESIDENT
                               IRVING CAPITAL CORP.
                                2800 CAMEO CIRCLE
                             LAS VEGAS, NEVADA 89107
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   JULY 30, 2001
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   SCHEDULE 13D

                                 CUSIP NO.   None

     LEE A. BALAK
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(1)  Names of Reporting Persons.     I.R.S. Identification Nos. of Above Persons
                                                                 (entities only)

     Not applicable
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(2)  Check the Appropriate Box if a Member                     (a) / /
      of a Group                                               (b) / /


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(3)  SEC Use Only

THE SHARES WERE ACQUIRED BY LEE A. BALAK WITH PRIVATE FUNDS FROM TWO EXISTING STOCKHOLDERS.
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(4)  Source of Funds

N/A
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(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /

     CANADIAN
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(6)  Citizenship or Place of Organization

Number of Shares                       (7)  Sole Voting Power
  Beneficially Owned                        2,375,000 shares of Common Stock
  by Each Reporting                    -----------------------------------------
  Person With
                                       (8)  Shared Voting Power
                                            N/A
                                       -----------------------------------------

                                       (9)  Sole Dispositive Power
                                            2,375,000 shares of Common Stock
                                       -----------------------------------------

                                       (10) Shared Dispositive Power
                                            N/A
                                       -----------------------------------------

     2,375,000 SHARES OF COMMON STOCK
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     N/A
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    47.5% OF COMMON STOCK
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(13) Percent of Class Represented by Amount in Row (11)

     INDIVIDUAL
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(14) Type of Reporting Person

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ITEM 1.   SECURITY AND ISSUER

    This statement relates to the Common Stock, $.0001 par value (the "Common Stock") and other securities of Irving Capital, Corp., a Delaware corporation (the "Issuer") which presently has its principal executive offices at 2800 Cameo Circle, Las Vegas, Nevada 89107.

ITEM 2.   IDENTITY AND BACKGROUND

    This statement relates to the securities of the Issuer that were acquired by Lee A. Balak, whose address is 15 Ocean View Road, Lions Bay, B.C., Canada V0N 2E0.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Lee A. Balak originally acquired 4,750,000 shares of the Common Stock, $.0001 par value, of the Issuer as a result of the consummation of a Purchase Agreement dated June 22, 2001 and consummated on July 31, 2001, directly with two existing shareholders of the Issuer. The purchase was made with his personal funds, without borrowings.

ITEM 4.   PURPOSE OF TRANSACTION

    The purpose of the acquisition of the securities of the Issuer by Lee A. Balak was primarily for investment purposes.

    (a) There are no tentative plans and proposals to issue additional securities of the Issuer in exchange for assets.

    (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

    (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

    (d) There are no plans to change the total authorized number of directors on the Board of Directors, or to change their term of office.

    (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

    (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

    (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

    (h) The Common Stock of the Issuer is not presently traded on any public market. As a result, there are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from any market.

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    (i)  There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

    (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the date hereof, Lee A. Balak is the beneficial owner of 2,375,000 shares of the Common Stock of the Issuer.

    (b) Lee A. Balak has the sole power to vote and to dispose of the securities of the Issuer described herein.

    (c) Mr. Balak originally acquired and received 4,750,000 shares of the Common Stock of the Issuer, and he transferred 2,375,000 shares of Common Stock by gift to Alvin A. Snaper, effective on August 2, 2001. No other purchases or sales or transfers of the Common Stock of the Issuer have been made by Lee A. Balak during the past 60 days, except as described herein.

    (d) To the best of the knowledge of Lee A. Balak, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

    (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Lee A. Balak

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

    None.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2001


                                       /s/ Lee A. Balak
                                       -----------------------------------
                                       Lee A. Balak




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